

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05008887

3 June 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Jeruk -2 ST 4 Drilling Report

At 6 am on Friday 3 June, Jeruk-4 ST-4 operations were, running into the hole with 12 1/4 inch bit and casing scraper. The forward plan is to run a bridge plug and to run and set a whipstock at approximately 2900 metres measured depth and begin sidetracking the well.

Planned total depth of the sidetrack is 5570 metres measured depth. Cue will report each Friday during the course of the drilling of the well.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any written queries regarding the announcement should be directed to the Company on (03) 9629 7318 or email mail@cuenrng.com.au.

Robert J Coppin
Chief Executive Officer

3 June 2005



Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

2 June 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Despatch of Prospectus

The Company advises that the Prospectus dated and lodged with the ASIC on 19 May 2005 for a Renounceable Pro-Rata Entitlements offer has been despatched to eligible shareholders.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Andrew M Knox
Public Officer

2 June 2005